SCHEDULE TO-C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name Of Subject Company (Issuer))

SONAE, SGPS, S.A.
SONAECOM, SGPS, S.A.

(Names of Filing Persons (Offerors))

ORDINARY SHARES
AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

André Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luísa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

Not Applicable	Not Applicable

(1)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12:  EXHIBITS

(a)(5)(1)	Press release issued by Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A. on February 6, 2006

(a)(5)(1)

FOR IMMEDIATE RELEASE

PRELIMINARY ANNOUNCEMENT FOR THE LAUNCH OF A GENERAL TENDER
OFFER FOR THE ACQUISITION OF SHARES REPRESENTING THE SHARE
CAPITAL OF PORTUGAL TELECOM, SGPS, S.A.
     In accordance with and for the purpose of articles 175 and 176 of the Portuguese Securities Code it is hereby made public the decision of Sonae, SGPS, S.A. to launch a general tender offer for the acquisition of the shares representing the share capital of Portugal Telecom, SGPS, S.A. (hereinafter referred to as the “Offer”), pursuant to the following terms and conditions:
1.	The offeror is Sonae, SGPS, S.A., a public company with its head office in Lugar do Espido, Via Norte, 4471-909 Maia, corporate body no. 500.273.170, registered with the Commercial Registry Office of Maia under no. 14.168, with a fully paid-up share capital of 2,000,000,000.00 Euros, and/or Sonaecom, SGPS, S.A. and/or one or more companies, with head-offices in Portugal or abroad, under a control or group relation (relação de domínio ou de grupo) with Sonae, SGPS, S.A., which the latter may designate (hereinafter referred to as the “Offeror”).

2.	The target company is Portugal Telecom, SGPS, S.A., a public company, with its head-office in Avenida Fontes Pereira de Melo, 40, Lisbon, corporate body no. 503.215.058, registered with the Commercial Registry Office of Lisbon under no. 3602/940706, with a fully paid-up share capital of 1,128,856,500.00 Euros (hereinafter referred to as “PT” or the “Target Company”).

3.	The Financial Intermediary acting on behalf of the Offeror and providing assistance services in relation to the Offer, in accordance with and for the purpose of article 113, no. 1, paragraph b) of the Portuguese Securities Code is Banco Santander de Negócios Portugal, S.A., with its head office in Avenida Engenheiro Duarte Pacheco, Amoreiras, Tower 1, 6th floor, 1099-024 Lisbon, corporate body no. 502.519.215, registered with the Commercial Registry Office of Lisbon under no. 2011.

4.	The securities that are the object of the Offer are the shares representing the share capital of the Target Company (hereinafter referred to as the “Shares”) and the convertible bonds issued by the Target Company pursuant to a resolution adopted on November 29, 2001, with a principal amount of 5,000.00 (five thousand) Euros (hereinafter referred to as “Convertible Bonds”).

5.	The Offer is general and voluntary and the Offeror undertakes, in accordance with this preliminary announcement and the announcement of the Offer, to acquire the totality of the Shares and the Convertible Bonds that are the object of acceptance within the Offer.

6.	Shares and Convertible Bonds will only be the object of acceptance within the Offer if they are fully paid-up, with all inherent rights attached and free from any encumbrances, charges or liabilities, as well as free from any restrictions or obligations, notably in relation to the corresponding economic and/or politic rights or their transferability. The acceptance of the Offer by addressees that in relation to it are subject to a foreign law is conditioned to compliance with the respective legal requirements.

7.	As far as the Offeror is aware, there are no voting rights inherent to the Shares that are attributable to the Offeror in accordance with article 20, no. 1 of the Portuguese Securities Code.

8.	The offered consideration shall be an amount of 9.50Euros (nine Euros and fifty cents) for each Share and an amount of 5,000.00 (five thousand) Euros for each Convertible Bond.

9.	The launching of the Offer is subject to:
a)	the granting of previous registration of the Offer with the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”));

b)	the granting of the approvals and administrative authorizations that are required in accordance with Portuguese law or an applicable foreign law, notably a non-opposition decision from the Portuguese Competition Authority, in accordance with Law no. 18/2003, of June 11, 2003;

c)	a declaration from the CMVM confirming the exemption of the duty to launch a subsequent mandatory tender offer as a result of the acquisition of the Shares and Convertible Bonds within the Offer, in accordance with article 189, no. 1, paragraph a) and no. 2 of the Portuguese Securities Code, even if subject to the maintenance of the respective assumptions.
10.	The Offer shall be subject to the fulfillment, up to the term of the Offer period, of the following conditions:
a)	acquisition by the Offeror, within the Offer, of a number of Shares that added to those held by the Offeror or by companies under a control or group relation (relação de domínio ou de grupo) (as well as by other entities that are indicated to be related with the Offeror under any other of the circumstances provided for in article 20, no. 1 of the Portuguese Securities Code, to the extent that the announcement of the Offer contains such a reference) represent, at least, 50,01 per cent. of the share capital of PT;

b)	authorization from the General Shareholders Meeting of PT, even if conditioned to the Offer’s success, allowing the acquisition by the Offeror of a stake above 10 per cent. of the Target Company’s share capital, in accordance with article 9 of its by-laws, without imposing any other limitation;

c)	amendment to PT’s by-laws, even if conditioned to the Offer’s success, in order that there shall not subsist any limit to the casting of votes issued by one single shareholder, either by itself or acting on behalf of another shareholder;

d)	amendment to PT’s by-laws, even if conditioned to the Offer’s success, for the purpose of terminating with the privileged rights inherent to A class Shares or for the purpose of restricting them in order that they cannot be invoked against the execution of any acts and operations for the implementation of a reorganization plan of PT that shall be provided for in the Offer’s final materials, or waiver to the exercise of such privileged rights by the holders of such class of Shares in accordance with those same terms or even approval of those acts and operations or acceptance of the Offer by the holders of A class Shares, always on the assumption that and to the extent that such acts and operations are subject to approval from the General Shareholders Meeting of PT.

11.	For all due purposes, it is hereby referred that the decision to launch the Offer has been based on the assumption that, between the date hereof and the term of the Offer period, none of the following events shall occur with a material impact on the patrimonial, economic and financial situation of the Target Company on a consolidated basis:
i.	approval of resolutions by the competent corporate bodies of the Target Company, or of companies that are in a control or group relation (relação de domínio ou de grupo) with the Target Company, with head-offices in Portugal or abroad (hereinafter referred to as “companies in a control or group relation”), for the purpose of:
•	issuing shares, bonds or other securities or equivalent rights that grant the right to subscribe for or to acquire shares of the Target Company;

•	issuing shares, bonds or other securities or equivalent rights that grant the right to subscribe for or to acquire shares of companies in a control or group relation in an amount above 100 million Euros;

•	winding up, transforming, merging or making a split-off of the Target Company or of companies in a control or group relation with a value above 100 million Euros;

•	amending the by-laws of the Target Company or of companies in a control or group relation, except if those amendments are addressed to ensure the fulfillment of the conditions of the Offer;

•	distributing assets or reserves of the Target Company, without prejudice to the distribution of only an amount of 0.385 Euros per share, as dividends distribution in relation to 2005’s financial year;

•	redeeming or terminating by other form shares issued by the Target Company or by companies in a control or group relation;

•	acquiring, transferring or creating encumbrances, as well as promising to transfer or to create encumbrances on the shares issued by the Target Company, except if for compliance with obligations contracted up to the date hereof and of public knowledge;

•	acquiring, transferring or creating encumbrances, as well as promising to acquire, to transfer or to create encumbrances on holdings in other companies, except if for compliance with obligations contracted up to the date hereof and of public knowledge;

•	transferring or creating encumbrances, as well as promising to transfer or to create encumbrances, on assets of the Target Company or of companies in a control or group relation with a value above 100 million Euros, including undertaking debts, transferring (trespassar ou ceder) the ownership, the use or the exploitation of undertakings (estabelecimentos) of companies in a control or group relation or undertaking commitments for selling or transferring such assets or for undertaking such debts, except if for compliance with obligations contracted up to the date hereof and of public knowledge;

ii.	filling up vacancies of members of the corporate bodies of the Target Company or of companies in a control or group relation without ensuring that the designated members may be removed without due cause (sem justa causa) against the payment of a compensation which amount shall not exceed the corresponding yearly remuneration;

iii.	the removal of other members of the corporate bodies of the Target Company or of companies in a control or group relation being subject to the payment of compensations in an amount higher than that of the corresponding remuneration not yet due up to the expiry of the respective office period;

iv.	the total remuneration of the members of each of the corporate bodies of the Target Company or of companies in a control or group relation for year 2006 and following years exceeding the total remuneration of the members of the same corporate body during 2004, except in relation to a yearly increase of no more than 10 per cent.;

v.	performance of any acts by the Target Company or by companies in a control or group relation which are not within the ordinary management or which violate the neutrality duty of the management body provided for in article 181, no. 2, paragraph d) of the Portuguese Securities Code;

vi.	material negative patrimonial changes of the Target Company or of companies in a control or group relation that do not arise from the ordinary course of business by reference to the situation evidenced in the respective Management Reports and Accounts released in relation to December 31, 2004 or, if available, in relation to the latest half-year or quarter balance sheet released following said date;

vii.	awareness of events that may materially influence the valuation of the Shares but that had not yet been made public up to this date.
12.	In addition, the decision to launch the Offer has been based on the assumption that, except in relation to the information available in the accounting documentation of the Target Company prior to the date hereof and to the information that has been disclosed by the Target Company also up to this date, there is not any provision of any agreement, contract or other instrument to which the Target Company or companies in a control or group relation (the first and the latter hereinafter referred to as “members of the Group of the Target Company”) are a party to pursuant to which, as a result of the launching of the Offer or of the acquisition or proposal to acquire, all or part, of the Shares or Convertible Bonds by the Offeror and with a material impact on the patrimonial, economic and financial situation of the Target Company on a consolidated basis:
a)	any loan or debt of any members of the Group of the Target Company that is not yet immediately due, becomes due or may be declared as immediately due or the ability of any of those members to contract loans or debts is withdrawn or limited;

b)	is permitted the creation of (or becomes effective) any rights or encumbrances for the benefit of third parties over all or part of the business or assets of any member of the Group of the Target Company;

c)	any agreement, right or obligation of any member of the Group of the Target Company terminates or is negatively modified or affected;

d)	the interest or the business of the Offeror, of companies in a control or group relation (relação de domínio ou de grupo) with the Offeror or of a member of the

Group of the Target Company in or with, respectively, any person, firm, company or body terminates or is materially and negatively modified or affected;

e)	any member of the Group of the Target Company ceases to be able to carry out its business using its current name.
13.	In the event that the Offeror comes to hold Shares that exceed 90 per cent. of the voting rights corresponding to the share capital of the Target Company, as a result of the Offer or other operations permitted by law and with relevance for the calculation of such percentage, the Offeror admits to make use of the compulsory acquisition mechanism provided for in article 194 of the Portuguese Securities Code, which shall cause the Shares and the Convertible Bonds to be immediately withdrawn from negotiation in a regulated market. The re-listing of the Shares and Convertible Bonds shall be prohibited for a period of two years.
This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. and/or Sonaecom, SGPS, S.A. will be filing a Tender Offer Statement containing the Offer Document and other related documentation and PT will be filing a Solicitation/Recommendation Statement with the SEC after the Offer Document is made available to PT Shareholders. Free copies of those documents will be available from the date the Offer Document is made available to PT Shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and Form of Acceptance accompanying the Offer Document will be made available to all PT Shareholders at no charge to them. PT Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance when they are made available to them because they will contain important information. PT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.
Unless otherwise determined by Sonae, SGPS, S.A. and/or Sonaecom, SGPS, S.A. and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae, SGPS, S.A. and/or Sonaecom, SGPS, S.A. and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.
Notwithstanding the foregoing, Sonae, SGPS, S.A. and/or Sonaecom, SGPS, S.A. retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

The availability of the Offer to persons not resident in Portugal may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal should inform themselves about and observe any applicable requirements.
The Offer will be made by Sonae, SGPS, S.A. and/or Sonaecom, SGPS, S.A. and (outside the United States) by Banco Santander de Negócios Portugal, SA on its or their behalf.
Maia, February 6, 2006
SONAE SGPS, S.A.
SONAECOM, SGPS, S.A.
The Financial Intermediary